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                                                                      Exhibit 12

                           THE NEW YORK TIMES COMPANY

                       RATIO OF EARNINGS TO FIXED CHARGES
                      (dollars in thousands, except ratio)
                                  (unaudited)

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
                                                                          THREE MONTHS ENDED              NINE MONTHS ENDED
                                                                     SEPTEMBER 27,  SEPTEMBER 28,    SEPTEMBER 27,  SEPTEMBER 28,
                                                                         1998           1997             1998           1997
                                                                     -------------  -------------    -------------  -------------
EARNINGS FROM CONTINUING OPERATIONS BEFORE FIXED CHARGES

Income before income taxes, income from joint ventures and
  an extrordinary item (A)                                             $  91,084      $  79,636        $ 344,560      $ 288,533
Less net gain of dispositions of assets                                     -              -             (12,619)          -
Distributed earnings from less-than-fifty-percent-owned affiliates         4,480          4,013           11,336          9,774
                                                                       ---------      ---------        ---------      ---------
Adjusted pretax earnings from continuing operations                       95,564         83,649          343,277        298,307
Fixed charges less capitalized interest                                   13,515         15,270           41,166         41,756
                                                                       ---------      ---------        ---------      ---------
EARNINGS FROM CONTINUING OPERATIONS BEFORE FIXED CHARGES               $ 109,079      $  98,919        $ 384,443      $ 340,063
                                                                       =========      =========        =========      =========
FIXED CHARGES

Interest expense, net of capitalized interest                          $  11,164      $  12,639        $  34,114      $  33,864
Capitalized interest                                                         243            260              173          5,293
Portion of rentals representative of interest factor                       2,351          2,631            7,052          7,892
                                                                       ---------      ---------        ---------      ---------
TOTAL FIXED CHARGES                                                    $  13,758      $  15,530        $  41,339      $  47,049
                                                                       =========      =========        =========      =========


RATIO OF EARNINGS TO FIXED CHARGES                                          7.93           6.37             9.30           7.23
                                                                       =========      =========        =========      =========
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(A) 1998 excludes a $13.7 million pretax extraordinary item in April resulting from the early extinguishment of certain long term debt.